UNITED  STATES                 SEC File Number
                 SECURITIES  AND EXCHANGE COMMISSION      0-10201
                      Washington, D.C. 20549
                              -------
                                                       CUSIP Number
                           FORM 12b-25                 669903304
                   NOTIFICATION OF LATE FILING
(Check One)
          [ ] Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q  [ ]Form N-SAR
               For Period Ended: September 30, 2000
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-QSB
          [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                  PART I - REGISTRANT INFORMATION

GoHealth.MD, Inc.
Full Name of Registrant

Nugget Exploration, Inc.
Former Name if Applicable

2051 Springdale Road
Address of Principal Executive Office (Street and Number)

Cherry Hill, NJ 08003
City, State and Zip Code


                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ] a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11- K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.   (Attach  Extra Sheets if Needed)

      During the third quarter ended September 30, 2000, we entered into a merger agreement for a significant transaction, which was subsequently abandoned after the end of the quarter. This transaction, before it was abandoned, required extensive time commitments from our executives and accountants. These time commitments delayed the completion of the financial statenments for the quarter ended September 30, 2000.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dr. Leonard Vernon        President           (800) 204-1902)
   (Name)                   (Title)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no,  identify report(s).     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?  [x] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

  We effected a reverse merger transaction with GoHealth.MD., Inc., a Delaware corporation, on November 10, 1999. In November 1999 we changed the principal focus of our business strategy from registering and marketing tradenames to operating healthcare websites. Therefore, the results of operations for the quarter ended September 30, 2000 will be signifignatly different from those in the corresponding period of the 1999 fiscal. The quartley results will be similar to the results of operations for the quarter ended June 30, 2000.


                               GoHealth.MD, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date         November 13, 2000.         By /s/ Dr. Leonard Vernon
                                                   Leonard Vernon
                                                   President